

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Guolin Tao
Chief Executive Officer and Chief Financial Officer
Entrepreneur Universe Bright Group
Suite 907, Saigao City Plaza Building 2
No. 170, Weiyang Road
Xi'an, China

>   **Re: Entrepreneur Universe Bright Group**
>   **Registration Statement on Form S-1**
>   **Filed January 13, 2023**
>   **File No. 333-269219**

Dear Guolin Tao:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: John P. Yung